Filed by Zimmer Holdings, Inc.
Commission File No. 001-16407
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Centerpulse AG
Commission File No. 001-14654

On May 20, 2003, the following press release was issued.

For Immediate Release

ZIMMER ANNOUNCES OFFER TO ACQUIRE CENTERPULSE AG FOR CHF 120
CASH AND 3.68 ZIMMER SHARES PER CENTERPULSE SHARE

•	Creates the #1 Pure-Play Orthopaedics Company with Leading Market Positions, Technology, and Global Scale

•	Provides Opportunity for Centerpulse Shareholders to Realize Significantly Greater Value Than Current, Competing Offer

•	Accretive to Zimmer Earnings Per Share (EPS) in the First Year, Before Synergies and One-Time Charges

WARSAW, INDIANA, May 20, 2003 – Zimmer Holdings, Inc. (NYSE: ZMH) today announced its intention to commence an offer to acquire Centerpulse AG for CHF 120 cash and 3.68 Zimmer shares per Centerpulse registered share (including registered shares represented by Centerpulse American depositary shares). Based on Zimmer’s closing price as of May 19, 2003, the offer implies a value of CHF 350 per Centerpulse share. In the aggregate, this represents CHF 4.16 billion or approximately U.S. $3.22 billion. Zimmer also announced a related offer for InCentive Capital AG, which beneficially holds 18.9% of the outstanding shares of Centerpulse.

The transaction creates the #1 pure-play orthopaedics company in the world, possessing a unique combination of leading market positions, cutting edge technology, and global scale. It will combine Centerpulse’s leadership in European orthopaedics and platforms in spine and dental with Zimmer’s leading positions in the U.S. and Japan in reconstructive products and Minimally Invasive Solutions™ (MIS™) Procedures and Technologies. The transaction will be accretive to Zimmer’s EPS in the first year, before synergies and one-time charges, and is financially superior to the current, competing offer.

This morning, Ray Elliott, Zimmer’s Chairman and CEO, sent the following letter to Centerpulse’s Chairman and CEO, Max Link:

[LETTERHEAD OF ZIMMER HOLDINGS, INC.]

May 20, 2003

Dr. Max Link
Chairman of the Board
   and Chief Executive Officer
Centerpulse AG
Andreastrasse 15
CH-8050 Zurich, Switzerland

Dear Max:

     Over the past few weeks, I have been thinking carefully about the future of our two companies. My colleagues and I are impressed with the business that you, your management team, and the Centerpulse workforce have developed. You will remember that we discussed a potential business combination between Centerpulse and Zimmer several times last year, as recently as October. We discussed the unique, complementary nature of our geographic strengths and product lines. We discussed the compelling strategic benefits of being the #1 global orthopaedics company with our shared vision for the future. We confirmed the geographic fit of our businesses by continent, country, and state, and our long-term commitment to Winterthur. We mutually agreed Centerpulse is the ideal partner for Zimmer and, just as important, that Zimmer is the ideal partner for Centerpulse. We provided you with a preliminary written offer in October that indicated we were prepared to increase our offer based upon new information. We are increasing our offer now.

     I realize that you have already started down the road toward a combination with Smith & Nephew plc. As I am sure you can understand, we were disappointed by that announcement in light of our friendly discussions. We were surprised that your advisors did not give Zimmer the opportunity to receive the confidential memorandum, which would have enabled us to make a superior offer, before proceeding with an agreement with Smith & Nephew. Since October, you have clarified and financed your product liability issues, you successfully divested your cardiovascular businesses, and you have improved your continuing operations. Therefore, we are pleased to make the following offer, which Zimmer’s Board of Directors has authorized, regarding a combination between our two companies. One of our goals is to meet with you as soon as possible so that we can discuss the superior merits of our offer.

     We are offering to acquire all of Centerpulse’s outstanding registered shares and ADSs in an exchange offer pursuant to which holders of Centerpulse registered shares will receive CHF 120 in cash and 3.68 shares of Zimmer common stock per Centerpulse share. Based on the closing price of Zimmer common stock and the USD/CHF exchange rate as of May 19, 2003, this offer represents approximately CHF 350 per Centerpulse share. Our price is based upon our review of publicly available information regarding Centerpulse, including recent filings by Smith & Nephew.

     We also intend to commence a separate offer to acquire all of the outstanding bearer shares of InCentive Capital AG, which currently has a beneficial interest in approximately 18.9% of the outstanding Centerpulse registered shares. The terms of the InCentive offer will be substantially the same as the offer for Centerpulse registered shares.

     The Centerpulse and InCentive offers will allow shareholders to elect to vary the proportions of the shares of Zimmer common stock and cash received in the offer, subject to offsetting elections of other tendering shareholders.

     We believe our offer is both financially and strategically superior to Smith & Nephew’s offer, both immediately and over the long term. It will combine Centerpulse’s leadership position in European orthopaedics and platforms in spine and dental with Zimmer’s leading positions in the U.S. and Japan in reconstructive products and Minimally Invasive Solutions. Together, Centerpulse and Zimmer will operate as the world’s largest and most profitable reconstructive company, providing products to address the complete osteoarthritis “continuum of care” required by an aging but increasingly active population. Moreover, this transaction is clearly in the best interests of your shareholders, employees and surgeons.

•	It will provide the opportunity for your shareholders to realize significantly greater value for their shares than that presented by the current, competing offer. Zimmer’s offer represents a 26% premium over the closing price per Centerpulse share on March 19, 2003, the trading day immediately prior to announcement of the Centerpulse-Smith & Nephew transaction, and a 19% premium over the proposed Smith & Nephew transaction, based on the closing share price for Smith & Nephew ordinary shares on May 19, 2003. Our October preliminary offer represented a 26% premium over the one month average share price immediately prior to October 17, 2002. The offer contained in this letter represents a 33% premium over the one month average share price immediately prior to the Smith & Nephew offer of March 20, 2003. These premia are consistent with transactions completed on the SWX Swiss Exchange over the past five years. The current Zimmer offer has a 63% greater cash component than Smith & Nephew’s offer. Centerpulse shareholders will receive both greater immediate and long-term value through continuing investment in the best performing company in our industry.

•	It will allow Centerpulse’s employees to become part of a fast-growing industry leader with a strong commitment to R&D and significant financial and operational strength. Zimmer has consistently reported superior operating results compared to Smith & Nephew as measured by sales growth, EBITDA growth, and EBITDA margins. In addition, your employees will find that Zimmer’s corporate culture is supportive of their individual and collective goals. We encourage a performance-based culture and management by local nationals. Upon our spin-off from our former parent in 2001, we became a focused, independent company with a highly entrepreneurial culture in which all employees can excel.

•	It will allow the surgeons with whom you have established loyal relationships to work with a company dedicated solely to orthopaedics, with the best R&D pipeline in the industry. We are both equally proud of our award-winning sales forces. Partnering with key academic centers around the world, surgeons can take advantage of both of our new, state-of-the-art medical education initiatives. They will benefit from the research of a combined company focused on developing advanced surgical techniques that put confidence in the surgeon’s hands. We both invest at the top of our class in R&D as a percentage of sales. Zimmer has been in business for more than 75 years and has a history of innovation — as does Centerpulse.

     In conclusion, the strategic merit of a Centerpulse/Zimmer combination is compelling. As the #1 pure-play orthopaedics company, we will have leading market positions in every critical product and geographic market – reconstructive, including hips and knees, as well as Europe, the U.S., and Japan. We will possess leading technologies, including minimally invasive surgery, alternate materials, and biologics. We will have leading global scale, with more than $2 billion in sales, 2,000 sales people, and 1,000 issued patents. Finally, we expect to drive superior sales growth and EBITDA margins in excess of 30%. We will create dual listings on both the New York Stock Exchange and the SWX Swiss Exchange. This is a vision worth realizing!

     Since another offer was commenced for Centerpulse and InCentive Capital, we are advised that, in order to preserve our rights as a competing bidder under Swiss law, we must make our proposal by pre-announcement filings with the Swiss Takeover Board. However, we strongly prefer to work together with you and your Board of Directors to complete this transaction and we are prepared to commit all the necessary resources to do so. We are prepared to begin due diligence immediately as provided by Swiss law.

     I look forward to contacting you in the next few days to discuss our offer.

With personal regards,

/s/ Ray Elliott

Chairman of the Board, President and Chief Executive Officer

cc:	The Board of Directors of Centerpulse The Board of Directors of InCentive Capital The Swiss Takeover Board

[Text of Letter Ends]

Guidance

Zimmer is reaffirming its second quarter EPS guidance of $0.39 to $0.40, utilizing the expense based accounting method for instruments. Additionally, the recently announced change to the asset based accounting method is expected to add $0.01 to EPS. The Company expects to incur costs of approximately $15 million in the second quarter in connection with the potential acquisition identified in this press release. Some or all of these costs may be expensed in the second quarter and are not included in its current EPS guidance.

Conference Call and Lunch Meeting/Presentation Information

A conference call for the financial community will be held at 8:30 a.m. Eastern time on Tuesday, May 20, 2003. To listen to the call, please dial 1-800-314-7867 (in the U.S.) or 719-867-0640 (international callers), 10 minutes prior to the scheduled start time. Media will be allowed on this call, in a listen-only mode. The call will also be available by webcast at www.zimmer.com and will be recorded and available for playback through May 31, 2003, by dialing 888-203-1112 (U.S.) or 719-457-0820 (international callers).

The Company will hold an investment community luncheon today at 12:00 p.m. in the Versailles Room at the St. Regis Hotel in New York City, at which time Company management will make a presentation providing additional information. The presentation will be available at www.zimmer.com.

Safe Harbor Statement

This press release contains forward-looking statements within safe harbor provisions of the Private Securities Litigation Reform Act of 1995 based on current expectations, estimates, forecasts and projections about the orthopaedics industry, management’s beliefs and assumptions made by management. Forward-looking statements may be identified by the use of forward-looking terms such as “may,” “will,” “expects,” “believes,” “anticipates,” “plans,” “estimates,” “projects,” “targets,” “forecasts,” and “seeks” or the negative of such terms or other variations on such terms or comparable terminology. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that could cause actual outcomes and results to differ materially. These risks and uncertainties include, but are not limited to, price and product competition, rapid technological development, demographic changes, dependence on new product development, the mix of our products and services, supply and prices of raw materials and products, customer demand for our products and services, our ability to successfully integrate acquired companies, control of costs and expenses, our ability to form and implement alliances, international growth, U.S. and foreign government regulation, product liability and intellectual property litigation losses, reimbursement levels from third-party payors, general industry and market conditions and growth rates and general domestic and international economic conditions including interest rate and currency exchange rate fluctuations. In particular, forward-looking statements as to Zimmer’s financial and business performance following the proposed acquisitions should be qualified by the absence of any opportunity on the part of Zimmer to perform due diligence on Centerpulse or InCentive Capital, a significant shareholder of Centerpulse. These forward-looking statements may be significantly different had such due diligence review been undertaken. For a further list and description of such risks and uncertainties, see the disclosure materials filed by Zimmer with the U.S. Securities and Exchange Commission. Zimmer disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Readers of this document are cautioned not to place undue reliance on these forward-looking statements, since, while we believe the assumptions on which the forward-looking statements are based are reasonable, there can be no assurance that these forward-looking statements will prove to be accurate. This cautionary statement is applicable to all forward-looking statements contained in this document.

This press release also contains certain non-GAAP financial measures. A reconciliation of such information to the most directly comparable GAAP financial measures will be furnished in our disclosure materials filed with the U.S. Securities and Exchange Commission and may be accessed from the Zimmer website at www.zimmer.com.

This press release is neither an offer to purchase nor a solicitation of an offer to sell any securities. Any exchange offer will be made only through a registration statement and related materials, including a tender offer statement. Zimmer and its directors, officers and other members of its management and employees also may be soliciting proxies from Zimmer stockholders in connection with the proposed exchange offers. Investors and security holders should note that the proposed exchange offers described in this press release have not been agreed to by Centerpulse or InCentive Capital and are subject to certain conditions. When and if Zimmer proceeds with the proposed exchange offers, it will file appropriate disclosure materials with the U.S. Securities and Exchange Commission and Swiss Takeover Board.

Investors and security holders of Centerpulse, InCentive Capital and Zimmer are advised to read these disclosure materials when they become available, because the disclosure materials contain important information. Investors and security holders may obtain a free copy of the disclosure materials (when they become available) and other documents filed by Zimmer with the U.S. Securities and Exchange Commission at the SEC’s website at www.sec.gov. The disclosure materials, when they are filed, and other documents of Zimmer may also be obtained from Zimmer upon request by directing such request to Sam Leno, Senior Vice President and CFO, 574-372-4790.

About Zimmer Holdings, Inc.

Zimmer, based in Warsaw, Indiana, is a worldwide leader in the design, development, manufacture and marketing of reconstructive orthopaedic implants and trauma products. Orthopaedic reconstruction implants restore joint function lost due to disease or trauma in joints such as knees, hips, shoulders and elbows. Trauma products are devices used primarily to reattach or stabilize damaged bone and tissue to support the body’s natural healing process. Zimmer manufactures and markets other products related to orthopaedic and general surgery. For the year 2002, the Company recorded worldwide revenues of $1.37 billion. Zimmer was founded in 1927 and has more than 3,600 employees worldwide.

About Centerpulse AG

Centerpulse, formerly Sulzer Medica AG, is a leading medical technology group, employing over 2,800 employees, which serves the reconstructive joint, spinal and dental implant markets. Following divestiture of its cardiovascular division, which was concluded in January 2003, Centerpulse is organized into three divisions: orthopaedics, Spine-Tech and dental. Centerpulse, which is headquartered in Zurich, Switzerland, and has a history of technological leadership in its principal areas of activity, has five production facilities in Switzerland, the U.S. and France. For the year 2002, Centerpulse recorded worldwide revenues of approximately CHF 1.2 billion from continuing operations. Centerpulse has three legal names, each of which identifies the same legal entity: Centerpulse AG, Centerpulse Ltd. and Centerpulse SA.

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Contacts:

U.S.: Kekst and Company
Ruth Pachman/212-521-4891/ruth-pachman@kekst.com Mark Semer/212-521-4802/mark-semer@kekst.com Victoria Weld/212-521-4849/victoria-weld@kekst.com

Switzerland: Hirzel. Neef. Schmid. Konsulenten
Aloys Hirzel/+41 43 344 42 49/ a-hirzel@konsulenten.ch Andreas Thommen/+41 43 344 42 49/a-thommen@konsulenten.ch

U.K.: M Communications
Hugh Morrison/+44 207 153 1534/morrison@mcomgroup.com Nick Miles/+44 207 153 1535/miles@mcomgroup.com Nick Fox/+44 207 153 1540/fox@mcomgroup.com